

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 31, 2017

Sam Wang
Chief Financial Officer
Shineco, Inc.
2nd Floor, Wanyuan Business Center
10 N. Hongda Road
Daxing District, Beijing 100176
People's Republic of China

> **Re: Shineco, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2016**
> **Filed September 28, 2016**
> **File No. 001-37776**

Dear Mr. Wang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2016

Other

1. Data about your company included in the SEC's EDGAR system includes the company's current fiscal year end. However, it appears that the fiscal year end listed for your company does not agree with the actual fiscal year end of your most recent annual periodic report. Please correct the fiscal year end listed in EDGAR as follows:

    - log onto your account at https://www.edgarfiling.sec.gov
    - select "retrieve/edit data" from the left-side menu
    - select "retrieve company information"
    - select "edit company information" at the bottom of the screen

- enter the month and day of your fiscal year end ("0630") in the "fiscal year end" field
- and finally select "submit change" at the bottom of the screen.

Exhibits 32.1 and 32.2

2. We note the name of the officer in the introductory paragraph of your Section 906 certifications differ from the name of the officer signing the certification. Please file a full amendment of your Form 10-K that includes revised certifications. We remind you to include all required certifications, currently dated and that refer to the amended Form 10-K.

Signatures, page 57

3. Please revise to include the signatures of your principal financial officer, your controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. Please provide the required signatures in your amended 10-K. Refer to General Instruction D(2)(a) to Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure